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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              Amendment No. 4

                                --------------
              Imperial Credit Commercial Mortgage Investment Corp.
                                (Name of Issuer)

                        Imperial Credit Industries Inc.
              Imperial Credit Commercial Mortgage Investment Corp.
                            ICCMIC Acquisition Corp.
                      (Name of Person(s) Filing Statement)

                   Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                  45272T 10 2
                     (CUSIP Number of Class of Securities)

                                --------------
        Irwin L. Gubman, Esq.              Norbert M. Seifert, Esq.
           General Counsel                      General Counsel
  Imperial Credit Industries, Inc.    Imperial Credit Commercial Mortgage
        23550 Hawthorne Blvd.                  Investment Corp.
         Bldg. #1, Suite 240            11601 Wilshire Blvd, Suite 2080
         Torrance, CA 90505                  Los Angeles, CA 90025
           (310) 791-8040                       (310) 231-1280

     (Name and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
       James R. Walther, Esq.                Andrew L. Weil, Esq.
        Mayer, Brown & Platt             Sonnenschein Nath & Rosenthal
    350 S. Grand Ave., 25th Floor              8000 Sears Tower
        Los Angeles, CA 90071                  Chicago, IL 60606

                                --------------
   This statement is filed in connection with (check the appropriate box):
    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    b. [_] The filing of a registration statement under the Securities Act of 1933.
    c.  [_] A tender offer.
    d.  [_] None of the above.
   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]
                                --------------
                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
              Transaction Valuation*                              Amount of Filing Fee
--------------------------------------------------------------------------------------
                   $302,730,160                                         $60,547
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

 * Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 is $60,547. This amount is based upon $11.5753246 (price per share being paid for outstanding shares pursuant to the merger), $1.10 (price per share being paid for 815,500 outstanding stock options with an exercise price of $15.00 per share) and $2.71 (price per share being paid for 621,750 outstanding stock options with an exercise price of $9.00 per share).
[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount previously paid: $60,547      Filing party: Imperial Credit Commercial
                                                      Mortgage Investment Corp.
   Form or registration no.: Preliminary Schedule 14A    Date Filed: January 19,
2000

--------------------------------------------------------------------------------
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


   This Amendment No. 4 amends and restates the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement"), dated October 21, 1999, as amended by Amendment No. 1 thereto, dated December 22, 1999, Amendment No. 2 thereto, dated January 18, 2000 and Amendment No. 3 thereto, dated February 7, 2000 filed in connection with the proposed merger (the "Merger") of ICCMIC Acquisition Corp. ("Merger Sub"), a Maryland corporation, with and into Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation ("ICCMIC" or the "Company"), pursuant to a Merger Agreement (the "Merger Agreement") dated July 22, 1999, as amended October 29, 1999 and February 7, 2000 by and among Merger Sub, the Company and Imperial Credit Industries, Inc., a California corporation and sole corporate parent of Merger Sub ("Imperial Credit").

   Upon the effectiveness of the merger (the "Effective Time"), each share of the Company's common stock issued and outstanding immediately prior to the Effective Time (other than shares held by Imperial Credit or any subsidiary of Imperial Credit or the Company) will be converted into $11.5753246 in cash. The Company's shareholders also have the right to receive a final dividend of any previously undistributed taxable income of the Company after the Merger.

   The information contained (or incorporated by reference) in this Statement concerning the Company, including, without limitation, the deliberations of the special committee of the Company's Board of Directors in connection with the Merger, the opinion of the financial advisor to the special committee of the Company's Board of Directors and the Company's capital structure and historical financial statements and projections, was supplied by the Company (although the financial projections supplied were prepared by the financial advisor to the special committee of the Company's Board of Directors, based substantially on information and assumptions provided by the Company's management). Neither Imperial Credit nor Merger Sub takes responsibility for the accuracy of such information.

   The information contained (or incorporated by reference) in this Statement concerning Imperial Credit and Merger Sub was supplied by Imperial Credit. The Company takes no responsibility for the accuracy of such information.

   This Statement is being filed with the Securities and Exchange Commission (the "Commission") concurrently with a revised preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"). A copy of the Proxy Statement is attached hereto as Exhibit (d)(3). By filing this Schedule 13E-3, none of the joint signatories concedes that Rule 13e-3 under the Securities Exchange Act of 1934, as amended, is applicable to the Merger or the Merger Agreement, including other transactions contemplated therein.

   The following Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

                             CROSS REFERENCE SHEET

    Item in Schedule 13E-3         Caption or Location in the Proxy Statement
    ----------------------         ------------------------------------------
Item 1(a)...................... "The Companies -- Imperial Credit Commercial
                                 Mortgage Investment Corp."
Item 1(b)...................... "Summary -- Record Date; Stock Entitled to
                                 Vote;" "Information Concerning the Special
                                 Meeting -- Record Date; Outstanding Common
                                 Stock Entitled To Vote; Quorum" and "Common
                                 Stock Market Price and Dividend Information"
Item 1(c)...................... "Common Stock Market Price and Dividend
                                 Information -- Market Prices"
Item 1(d)...................... "Questions and Answers About the Proposed
                                 Merger;" "Summary -- What Stockholders Will
                                 Receive in the Proposed Merger," "-- ICCMIC
                                 Shares: Book Value, Dividends and Earnings;"
                                 "Special Factors: Background, Purpose and
                                 Effects of the Proposed Merger --
                                 Recommendation of the Special Committee and the
                                 Board of Directors; Reasons for the Proposed
                                 Merger;" "The Merger Agreement -- Covenants;
                                 Conduct of Business Pending the Proposed
                                 Merger" and "Common Stock Market Price and
                                 Dividend Information -- Dividend Policy"
Item 1(e)...................... "The Companies -- Imperial Credit Commercial
                                 Mortgage Investment Corp."
Item 1(f)...................... "Relationships and Transactions Between ICII,
                                 ICCMIC and Affiliates -- Purchases and Sales of
                                 Common Stock by ICII and its Affiliates"
Item 2(a)-(d), (g)............. "The Companies -- Imperial Credit Industries,
                                 Inc.," "-- ICCMIC Acquisition Corp.;"
                                 "Management of ICCMIC" and "Management of ICII
                                 and ICCMIC Acquisition Corp."
Item 2(e)...................... *
Item 2(f)...................... *
Item 3(a) ..................... "Questions and Answers About the Proposed
                                 Merger;" "Summary;" "Special Factors:
                                 Background, Purpose and Effects of the Proposed
                                 Merger -- Background of the Proposed Merger,"
                                 "-- Recommendation of the Special Committee and
                                 the Board of Directors; Reasons for the
                                 Proposed Merger," "-- ICII's Purpose for
                                 Pursuing the Proposed Merger; Structure of the
                                 Proposed Merger," "-- Potential Asset Sales
                                 Prior to the Proposed Merger;" "The Merger
                                 Agreement" and "Relationships and Transactions
                                 Between ICII, ICCMIC and Affiliates"
Item 3(b)...................... "Summary;" "Special Factors: Background, Purpose
                                 and Effects of the Proposed Merger --
                                 Background of the Proposed Merger" and
                                 "Management's Conflicts of Interest in the
                                 Proposed Merger"

Item 4(a)...................... "Questions and Answers About the Proposed
                                 Merger;" "Summary -- Our Reasons for the
                                 Proposed Merger and Our Recommendation," "--
                                  The Proposed Merger," "-- What Stockholders
                                 Will Receive in the Proposed Merger," "--
                                  Conditions to Completion of the Proposed
                                 Merger," "-- Termination of the Merger
                                 Agreement;" "Management's Conflicts of Interest
                                 in the Proposed Merger;" "-- The Merger
                                 Agreement;" "Fees and Expenses" and "Appendix
                                 A -- Merger Agreement, as amended"
Item 4(b) ..................... "Summary -- Negative Factors Considered by the
                                 Special Committee," "-- The Proposed Merger,"
                                 "-- Votes Required," "-- Treatment of
                                 Outstanding ICCMIC Stock Options," "--
                                  Management's Conflicts of Interest in the
                                 Proposed Merger;" "Information Concerning the
                                 Special Meeting -- Votes Required;" "Special
                                 Factors: Background, Purpose and Effects of the
                                 Proposed Merger -- Benefits and Detriments to
                                 Nonaffiliated Stockholders;" "Management's
                                 Conflicts of Interest in the Proposed Merger --
                                  Treatment of Stock Options," "-- Agreements
                                 between Mark S. Karlan, ICII and the Manager,"
                                 "-- Indemnification of Directors and Officers;"
                                 "The Merger Agreement -- Merger Consideration,"
                                 "-- Cancellation of ICCMIC Common Stock," "--
                                  Stock Option and Other Plans," "-- Directors
                                 and Officers," "-- ICII Standstill Agreement,"
                                 "-- Certain SPB Loans," "-- Termination Fees
                                 and Expenses" and "Appendix A -- Merger
                                 Agreement, as amended"
Item 5(a)-(g).................. "Summary -- The Proposed Merger;" "Special
                                 Factors: Background, Purpose and Effects of the
                                 Proposed Merger -- Management Agreement;
                                 Appraisal," "-- ICII's Purpose for Pursuing the
                                 Proposed Merger; Structure of the Proposed
                                 Merger," "-- Consequences of the Proposed
                                 Merger," "-- Plans for ICCMIC after the
                                 Proposed Merger," "-- Financing; Source of
                                 Funds;" "The Merger Agreement" and "Appendix A
                                 -- Merger Agreement, as amended"
Item 6(a)-(c).................. "Summary -- Financing; Source of Funds;"
                                 "Special Factors: Background, Purpose and
                                 Effects of the Proposed Merger -- Financing;
                                 Source of Funds" and "Fees and Expenses"
Item 6(d)...................... *
Item 7(a)...................... "Summary -- Our Reasons for the Proposed Merger
                                 and Our Recommendation," "-- ICII's Reasons for
                                 the Proposed Merger;" "Special Factors:
                                 Background, Purpose and Effects of the Proposed
                                 Merger -- Recommendation of the Special
                                 Committee and the Board of Directors; Reasons
                                 for the Proposed Merger," "-- Opinion of the
                                 Financial Advisor to the Special Committee,"
                                 "-- ICII's Purpose for Pursuing the Proposed
                                 Merger; Structure of the Proposed Merger" and
                                 "-- ICII's Analysis of the Proposed Merger"

Item 7(b)...................... "Summary -- Negative Factors Considered by the
                                 Special Committee," "-- Solicitation of
                                 Alternative Transactions," "-- Standstill;
                                 Qualifying Alternative Transaction;" "Special
                                 Factors: Background, Purpose and Effects of the
                                 Proposed Merger -- Background of the Proposed
                                 Merger," "-- 60-Day Market Check Process," "--
                                  Recommendation of the Special Committee and
                                 the Board of Directors; Reasons for the
                                 Proposed Merger," "-- ICII's Purpose for
                                 Pursuing the Proposed Merger; Structure of the
                                 Proposed Merger;" "The Merger Agreement --
                                  Solicitation Period and Superior Proposals"
                                 and "-- ICII Standstill Agreement"
Item 7(c)...................... "Summary -- Our Reasons for the Proposed Merger
                                 and Our Recommendation," "-- ICII's Reasons for
                                 the Proposed Merger," "-- Opinion of Financial
                                 Advisor;" "Special Factors: Background, Purpose
                                 and Effects of the Proposed Merger --
                                  Recommendation of the Special Committee and
                                 the Board of Directors; Reasons for the
                                 Proposed Merger," "-- Opinion of the Financial
                                 Advisor to the Special Committee," "-- ICII's
                                 Purpose for Pursuing the Proposed Merger;
                                 Structure of the Proposed Merger" and "--
                                  ICII's Analysis of the Proposed Merger"
Item 7(d)...................... "Questions and Answers About the Proposed
                                 Merger;" "Summary -- Negative Factors
                                 Considered by the Special Committee," "-- The
                                 Proposed Merger," "-- What Stockholders Will
                                 Receive in the Proposed Merger," "-- Management
                                 Agreement; Appraisal," "-- Treatment of
                                 Outstanding ICCMIC Stock Options," "--
                                  Accounting Treatment," "-- Management's
                                 Conflicts of Interest in the Proposed Merger;"
                                 "Special Factors: Background, Purpose and
                                 Effects of the Proposed Merger -- Management
                                 Agreement; Appraisal," "-- Benefits and
                                 Detriments to Nonaffiliated Stockholders," "--
                                  ICII's Purpose for Pursuing the Proposed
                                 Merger; Structure of the Proposed Merger," "--
                                  Consequences of the Proposed Merger," "--
                                  Plans for ICCMIC after the Proposed Merger,"
                                 "-- No Appraisal Rights," "-- Material Tax
                                 Consequences," "-- Accounting Treatment;"
                                 "Management's Conflicts of Interest in the
                                 Proposed Merger;" "The Merger Agreement" and
                                 "Appendix A -- Merger Agreement, as amended"
Item 8(a)-(b).................. "Summary -- Our Reasons for Our View of the
                                 Proposed Merger and Our Recommendation," "--
                                  Negative Factors Considered by the Special
                                 Committee," "-- ICII's Reasons for the Proposed
                                 Merger," "-- Solicitation of Alternative
                                 Transactions," "-- Standstill; Qualifying
                                 Alternative Transaction," "-- Opinion of
                                 Financial Advisor," "-- ICCMIC Shares: Book
                                 Value, Dividends and Earnings;" "Special
                                 Factors: Background, Purpose and Effects of the
                                 Proposed Merger -- Recommendation of the
                                 Special Committee and the Board of Directors;
                                 Reasons for

                                 the Proposed Merger," "-- 60-Day Market Check
                                 Process," "-- Opinion of the Financial Advisor
                                 to the Special Committee," "Management
                                 Agreement;
                                 Appraisal," "-- Benefits and Detriments to
                                 Nonaffiliated Stockholders," "-- ICII's Purpose
                                 for Pursuing the Proposed Merger; Structure of
                                 the Proposed Merger," "-- ICII's Analysis of
                                 the Proposed Merger" and "Appendix B -- Opinion
                                 of Prudential Securities Incorporated"
Item 8(c)...................... "Summary -- Record Date; Stock Entitled to
                                 Vote," "-- Votes Required;" "Information
                                 Concerning the Special Meeting -- Record Date;
                                 Outstanding Common Stock Entitled to Vote;
                                 Quorum" and "-- Votes Required"
Item 8(d)...................... "Summary -- Our Reasons for the Proposed Merger
                                 and Our Recommendation," "-- Opinion of
                                 Financial Advisor;" "Special Factors:
                                 Background, Purpose and Effects of the Proposed
                                 Merger -- Background of the Proposed Merger"
                                 and "-- Opinion of the Financial Advisor to the
                                 Special Committee"
Item 8(e)...................... "Special Factors: Background, Purpose and
                                 Effects of the Proposed Merger -- Background of
                                 the Proposed Merger" and "-- Recommendation of
                                 the Special Committee and the Board of
                                 Directors; Reasons for the Proposed Merger"
Item 8(f)...................... "Summary -- Solicitation of Alternative
                                 Transactions;" "Special Factors: Background,
                                 Purpose and Effects of the Proposed Merger --
                                  Background of the Proposed Merger," "-- 60-Day
                                 Market Check Process" and "The Merger Agreement
                                 -- Solicitation Period and Superior Proposals"
Item 9......................... "Summary -- Our Reasons for Proposed Merger and
                                 Our Recommendation," "-- Opinion of Financial
                                 Advisor;" "Cautionary Statement Concerning
                                 Forward-Looking Statements;" "Special Factors:
                                 Background, Purpose and Effects of the Proposed
                                 Merger -- Background of the Proposed Merger,"
                                 "-- 60-Day Market Check Process," "-- Opinion
                                 of the Financial Advisor to the Special
                                 Committee;" "Appendix B -- Opinion of
                                 Prudential Securities Incorporated" and
                                 "Appendix C -- Summary of Appraisals of Robert
                                 A. Stanger & Co., Inc., Houlihan Lokey Howard &
                                 Zukin Financial Advisors, Inc. and Eastdil
                                 Realty Company, L.L.C."
Item 10(a)..................... "Summary -- Share Ownership by Management" and
                                 "Securities Ownership"
Item 10(b)..................... "Relationships and Transactions Between ICII,
                                 ICCMIC and Affiliates -- Purchases and Sales of
                                 Common Stock by ICII and its Affiliates"
Item 11........................ "Questions and Answers About the Proposed
                                 Merger;" "Summary -- Record Date; Stock
                                 Entitled to Vote," "-- Votes Required," "--
                                  Share Ownership by Management;" "Information
                                 Concerning the Special

                                "Meeting -- Voting of Proxies;" "Management's
                                 Conflicts of Interest in the Proposed Merger --
                                  Treatment of Stock Options;" "The Merger
                                 Agreement -- The Proposed Merger," "-- Merger
                                 Consideration," "-- Cancellation of ICCMIC
                                 Common Stock," "-- Payment Procedures," "--
                                  Transfer of Common Stock," "-- Stock Option
                                 and Other Plans," "-- ICII Standstill
                                 Agreement," "-- Covenants; Conduct of Business
                                 Pending the Proposed Merger" and "Common Stock
                                 Market Price and Dividend Information --
                                  Dividend Policy"
Item 12(a)..................... "Summary -- Share Ownership of Management" and
                                 "Information Concerning the Special Meeting --
                                  Votes Required"
Item 12(b)..................... "Special Factors: Background, Purpose and
                                 Effects of the Proposed Merger --
                                  Recommendation of the Special Committee and
                                 the Board of Directors; Reasons for the
                                 Proposed Merger" and "-- ICII's Purpose for
                                 Pursuing the Proposed Merger; Structure of the
                                 Proposed Merger"
Item 13(a)..................... "Special Factors: Background, Purpose and
                                 Effects of the Proposed Merger -- No Appraisal
                                 Rights"
Item 13(b)..................... *
Item 13(c)..................... *
Item 14(a)..................... "Summary -- ICCMIC Shares: Book Value, Dividends
                                 and Earnings;" "Selected Historical Financial
                                 Data of ICCMIC" and "Where You Can Find More
                                 Information"
Item 14(b)..................... *
Item 15(a)..................... "Summary -- Financing Source of Funds," "--
                                  Management Agreement; Appraisal;" "Information
                                 Concerning the Special Meeting -- Proxy
                                 Solicitation;" "Special Factors: Background,
                                 Purpose and Effects of the Proposed Merger --
                                  Management Agreement; Appraisal," "-- ICII's
                                 Purpose for Pursuing the Proposed Merger;
                                 Structure of the Proposed Merger," "-- Plans
                                 for ICCMIC after the Proposed Merger," "--
                                  Financing; Source of Funds" and "Fees and
                                 Expenses"
Item 15(b)..................... "Summary -- Opinion of Financial Advisor;"
                                 "Information Concerning the Special Meeting --
                                  Proxy Solicitation;" "Special Factors:
                                 Background, Purpose and Effects of the Proposed
                                 Merger -- Opinion of the Financial Advisor to
                                 the Special Committee," "-- Management
                                 Agreement; Appraisal;" "Fees and Expenses" and
                                 "Appendix C --Summary of Appraisals of Robert
                                 A. Stanger & Co., Inc., Houlihan Lokey Howard &
                                 Zukin Financial Advisors, Inc. and Eastdil
                                 Realty Company, L.L.C."
Item 16........................ Entirety of Proxy Statement
Item 17(a)-(f)................. Separately filed with this Statement

--------
*  The Item is inapplicable or the answer thereto is in the negative.

Item 1. Issuer and Class of Security Subject to Transaction

   (a) The information set forth on the cover page to the Proxy Statement and in the section entitled "The Companies -- Imperial Credit Commercial Mortgage Investment Corp." is incorporated herein by reference.

   (b) The exact title of the stock which is the subject of the Rule 13e-3 transaction is Common Stock, par value $0.0001 per share (the "Common Stock"). The information set forth in the sections of the Proxy Statement entitled "Summary -- Record Date; Stock Entitled to Vote;" "Information Concerning the Special Meeting -- Record Date; Outstanding Common Stock Entitled To Vote; Quorum" and "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

   (c) The information set forth in the section of the Proxy Statement entitled "Common Stock Market Price and Dividend Information -- Market Prices" is incorporated herein by reference.

   (d) The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Proposed Merger;" "Summary -- What Stockholders Will Receive in the Proposed Merger," "-- ICCMIC Shares: Book Value, Dividends and Earnings;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger;" "The Merger Agreement -- Covenants; Conduct of Business Pending the Proposed Merger" and "Common Stock Market Price and Dividend Information -- Dividend Policy" is incorporated herein by reference.

   (e) The information set forth in the section of the Proxy Statement entitled "The Companies -- Imperial Credit Commercial Mortgage Investment Corp." is incorporated herein by reference.

   (f) The information set forth in the section of the Proxy Statement entitled "Relationships and Transactions Between ICII, ICCMIC and Affiliates --
 Purchases and Sales of Common Stock by ICII and its Affiliates" is incorporated herein by reference.

Item 2. Identity and Background

   This statement is being filed jointly by the Company (which is the issuer of the class of equity securities that is the subject of the Rule 13e-3 transaction), Merger Sub and Imperial Credit. The information set forth in the sections of the Proxy Statement entitled "The Companies -- Imperial Credit Industries, Inc." and "-- ICCMIC Acquisition Corp." is incorporated herein by reference.

   (a)-(d) The information set forth in the sections of the Proxy Statement entitled "Management of ICCMIC" and "Management of ICII and ICCMIC Acquisition Corp." is incorporated herein by reference.

   (e)-(f) During the last five years, none of the Company, Merger Sub or Imperial Credit nor (to the knowledge of each of the Company, Merger Sub and Imperial Credit, respectively) any executive officer or director of the Company, Merger Sub or Imperial Credit, respectively, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

   (g) The information set forth in the sections of the Proxy Statement entitled "Management of ICCMIC" and "Management of ICII and ICCMIC Acquisition Corp." is incorporated herein by reference.

Item 3. Past Contacts, Transactions or Negotiations

   (a) The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Proposed Merger;" "Summary;" "Special
Factors: Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger," "-- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," "-- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," "--
 Potential Asset Sales Prior to the Proposed Merger;" "The Merger Agreement" and "Relationships and Transactions Between ICII, ICCMIC and Affiliates" is incorporated herein by reference.

   (b) The information set forth in the sections of the Proxy Statement entitled "Summary;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger" and "Management's Conflicts of Interest in the Proposed Merger" is incorporated herein by reference.

Item 4. Terms of Transaction

   (a) The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Proposed Merger;" "Summary -- Our Reasons for the Proposed Merger and Our Recommendation," " -- The Proposed Merger," "-- What Stockholders Will Receive in the Proposed Merger," "--
 Conditions to Completion of the Proposed Merger," "-- Termination of the Merger Agreement;" "Management's Conflicts of Interest in the Proposed Merger;" "The Merger Agreement;" "Fees and Expenses" and in Appendix A is incorporated herein by reference.

   (b) The information set forth in the sections of the Proxy Statement entitled "Summary -- Negative Factors Considered by the Special Committee," "--
 The Proposed Merger," "-- Votes Required," "-- Treatment of Outstanding ICCMIC Stock Options," "-- Management's Conflicts of Interest in the Proposed Merger;" "Information Concerning the Special Meeting -- Votes Required;" "Special
Factors: Background, Purpose and Effects of the Proposed Merger--Benefits and Detriments to Nonaffiliated Stockholders;" "Management's Conflicts of Interest in the Proposed Merger -- Treatment of Stock Options," "-- Agreements between Mark S. Karlan, ICII and the Manager;" "-- Indemnification of Directors and Officers;" "The Merger Agreement -- Merger Consideration," "-- Cancellation of ICCMIC Common Stock," "-- Stock Option and Other Plans," "-- Directors and Officers," "-- ICII Standstill Agreement," "-- Certain SPB Loans," "--
 Termination Fees and Expenses" and in Appendix A is incorporated herein by reference.

Item 5. Plans or Proposals of the Issuer or Affiliate

   (a)-(g) The information set forth in the sections of the Proxy Statement entitled "Summary -- The Proposed Merger;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Management Agreement; Appraisal," "-- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," "-- Consequences of the Proposed Merger," "-- Plans for ICCMIC after the Proposed Merger," "-- Financing; Source of Funds," "The Merger Agreement" and in Appendix A is incorporated herein by reference.

Item 6. Source and Amount of Funds or Other Consideration

   (a) The information set forth in the sections of the Proxy Statement entitled "Summary -- Financing; Source of Funds" and "Special Factors:
Background, Purpose and Effects of the Proposed Merger -- Financing; Source of Funds" is incorporated herein by reference.

   (b) The information set forth in the sections of the Proxy Statement entitled "Summary -- Financing; Source of Funds," "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Financing; Source of Funds" and "Fees and Expenses" is incorporated herein by reference.

   (c) The information set forth in the sections of the Proxy Statement entitled "Summary -- Financing; Source of Funds" and "Special Factors:
Background, Purpose and Effects of the Proposed Merger -- Financing; Source of Funds" is incorporated herein by reference.

   (d) Not applicable.

Item 7. Purpose(s), Alternatives, Reasons and Effects.

   (a) The information set forth in the sections of the Proxy Statement entitled "Summary -- Our Reasons for the Proposed Merger and Our Recommendation," " -- ICII's Reasons for the Proposed Merger;" "Special
Factors: Background, Purpose and Effects of the Proposed Merger --
 Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," " -- Opinion of the Financial Advisor to the Special Committee," " -- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger" and " -- ICII's Analysis of the Proposed Merger" is incorporated herein by reference.

   (b) The information set forth in the sections of the Proxy Statement entitled "Summary -- Negative Factors Considered by the Special Committee,"
" -- Solicitation of Alternative Transactions," " -- Standstill; Qualifying Alternative Transaction;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger," " -- 60-Day Market Check Process," " -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," "ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger;" "The Merger Agreement --
 Solicitation Period and Superior Proposals" and " -- ICII Standstill Agreement" is incorporated herein by reference.

   (c) The information set forth in the sections of the Proxy Statement entitled "Summary -- Our Reasons for the Proposed Merger and Our Recommendation," " -- ICII's Reasons for the Proposed Merger," " -- Opinion of Financial Advisor;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," " -- Opinion of the Financial Advisor to the Special Committee," " -- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger" and " -- ICII's Analysis of the Proposed Merger" is incorporated herein by reference.

   (d) The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Proposed Merger;" "Summary --
 Negative Factors Considered by the Special Committee," "-- The Proposed Merger," " -- What Stockholders Will Receive in the Proposed Merger," " --
 Management Agreement; Appraisal," " -- Treatment of Outstanding ICCMIC Stock Options," " -- Accounting Treatment," " -- Management's Conflicts of Interest in the Proposed Merger;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Management Agreement; Appraisal," " -- Benefits and Detriments to Nonaffiliated Stockholders," " -- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," " -- Consequences of the Proposed Merger," " -- Plans for ICCMIC after the Proposed Merger," " -- No Appraisal Rights," " -- Material Tax Consequences," " -- Accounting Treatment;" "Management's Conflicts of Interest in the Proposed Merger;" "The Merger Agreement" and in Appendix A is incorporated herein by reference.

Item 8. Fairness of the Transaction

   (a)-(b) The information set forth in the sections of the Proxy Statement entitled "Summary -- Our Reasons for the Proposed Merger and Our Recommendation," " -- Negative Factors Considered by the Special Committee,"
" -- ICII's Reasons for the Proposed Merger," " -- Solicitation of Alternative Transactions," " -- Standstill; Qualifying Alternative Transaction," " --
 Opinion of Financial Advisor," " -- ICCMIC Shares: Book Value, Dividends and Earnings;" "Special Factors: Background, Purpose and Effects of the Proposed Merger --Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger," " -- 60-Day Market Check Process," " --
 Opinion of the Financial Advisor to the Special Committee," "Management Agreement; Appraisal," " -- Benefits and Detriments to Nonaffiliated Stockholders," " -- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," " -- ICII's Analysis of the Proposed Merger" and in Appendix B is incorporated herein by reference.

   (c) The information set forth in the sections of the Proxy Statement entitled "Summary -- Record Date; Stock Entitled to Vote," " -- Votes Required;" "Information Concerning the Special Meeting -- Record Date; Outstanding Common Stock Entitled to Vote; Quorum" and " -- Votes Required" is incorporated herein by reference.

   (d) The information set forth in the sections of the Proxy Statement entitled "Summary -- Our Reasons for the Proposed Merger and Our Recommendation," " -- Opinion of Financial Advisor;" "Special Factors:
Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger" and " -- Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.

   (e) The information set forth in the sections of the Proxy Statement entitled "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger" and " -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger" is incorporated herein by reference.

   (f) The information set forth in the sections entitled "Summary -- Solicitation of Alternative Transactions;" "Special Factors: Background,
Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger," " -- 60-Day Market Check Process" and "The Merger Agreement --
 Solicitation Period and Superior Proposals" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

   (a)-(c) The information set forth in the sections of the Proxy Statement entitled "Summary -- Our Reasons for Proposed Merger and Our Recommendations," " -- Opinion of Financial Advisor;" "Cautionary Statement Concerning Forward-Looking Statements;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Background of the Proposed Merger," " -- 60-Day Market Check Process," " -- Opinion of the Financial Advisor to the Special Committee;" and in Appendices B and C is incorporated herein by reference. Exhibits (b)(2) through (b)(9) attached hereto are also incorporated by reference.

Item 10. Interest in Securities of the Issuer

   (a) The information set forth in the sections of the Proxy Statement entitled "Summary -- Share Ownership by Management" and "Securities Ownership" is incorporated herein by reference.

   (b) The information set forth in the section of the Proxy Statement entitled "Relationships and Transactions Between ICII, ICCMIC and Affiliates --
 Purchases and Sales of Common Stock by ICII and its Affiliates" is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities

   The information set forth in the sections of the Proxy Statement entitled "Questions and Answers About the Proposed Merger;" "Summary -- Record Date; Stock Entitled to Vote," " -- Votes Required," " -- Share Ownership by Management;" "Information Concerning the Special Meeting -- Voting of Proxies;" "Management's Conflicts of Interest in the Proposed Merger -- Treatment of Stock Options;" "The Merger Agreement -- The Proposed Merger," " -- Merger Consideration," " -- Cancellation of ICCMIC Common Stock," " -- Payment Procedures," " -- Transfer of Common Stock," " -- Stock Option and Other Plans," " -- ICII Standstill Agreement," " -- Covenants; Conduct of Business Pending the Proposed Merger" and "Common Stock Market Price and Dividend Information -- Dividend Policy" is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Transaction

   (a) The information set forth in the sections of the Proxy Statement entitled "Summary -- Share Ownership of Management" and "Information Concerning the Special Meeting -- Votes Required" is incorporated herein by reference.

   (b) The information set forth in the sections of the Proxy Statement entitled "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Proposed Merger" and " -- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger" is incorporated herein by reference.

Item 13. Other Provisions of the Transaction

   (a) The information set forth in the section of the Proxy Statement entitled "Special Factors: Background, Purpose and Effects of the Proposed Merger -- No Appraisal Rights" is incorporated herein by reference.

   (b) Not applicable.

   (c) Not applicable.

Item 14. Financial Information

   (a) The information set forth in the sections of the Proxy Statement entitled "Summary -- ICCMIC Shares: Book Value, Dividends and Earnings;" "Selected Historical Financial Data of ICCMIC" and "Where You Can Find More Information" is incorporated herein by reference.

   (b) Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized

   (a) The information set forth in the sections of the Proxy Statement entitled "Summary -- Financing Source of Funds," "-- Management Agreement; Appraisal;" "Information Concerning the Special Meeting -- Proxy Solicitation;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Management Agreement; Appraisal," " -- ICII's Purpose for Pursuing the Proposed Merger; Structure of the Proposed Merger," " -- Plans for ICCMIC after the Proposed Merger," " -- Financing; Source of Funds" and "Fees and Expenses" is incorporated herein by reference.

   (b) The information set forth in the sections of the Proxy Statement entitled "Summary -- Opinion of Financial Advisor;" "Information Concerning the Special Meeting -- Proxy Solicitation;" "Special Factors: Background, Purpose and Effects of the Proposed Merger -- Opinion of the Financial Advisor to the Special Committee," " -- Management Agreement; Appraisal;" "Fees and Expenses" and in Appendix C is incorporated herein by reference.

Item 16. Additional Information

   The information set forth in the Proxy Statement and the appendices thereto and the Exhibits hereto is incorporated herein by reference.

Item 17. Material to be Filed as Exhibits

   (a) Not Applicable.

   (b)(1) Fairness Opinion of Prudential Securities Incorporated dated July 22, 1999 (Incorporated by reference to Appendix B to the Revised Preliminary Proxy Statement filed as Exhibit (d)(1) hereto).

   (b)(2) Valuation Opinion of Robert A. Stanger & Co., Inc.**

   (b)(3) Valuation Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.**

   (b)(4) Valuation Opinion of Eastdil Realty Company, L.L.C.***

   (b)(5) Presentation of Prudential Securities Incorporated to the Special Committee of the Board of Directors of ICCMIC regarding Project Gemstone, dated June 25, 1999.***

   (b)(6) Management Termination Agreement Fee Valuation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated September 10, 1999.***

   (b)(7) Report of Robert A. Stanger & Co., Inc. to the Special Committee of the Board of Directors of ICCMIC dated September 13, 1999.***

   (b)(8) Presentation of Prudential Securities Incorporated to the Special Committee of the Board of Directors of ICCMIC dated September 28, 1999.***

   (b)(9) Presentation of Prudential Securities Incorporated to the Special Committee of the Board of Directors of ICCMIC dated October 12, 1999.***

   (c) Merger Agreement, originally dated July 22, 1999, as amended October 29, 1999 among the Company, ICCMIC Acquisition Corp. and Imperial Credit. (Incorporated herein by reference to Appendix A to the Revised Preliminary Proxy Statement filed as Exhibit (d)(1) hereto).

   (d)(1) Letter to Stockholders (included in the Revised Preliminary Proxy Statement filed as Exhibit (d)(3) hereto).

   (d)(2) Notice of Special Meeting of Stockholders (included in the Revised Preliminary Proxy Statement filed as Exhibit (d)(3) hereto).

   (d)(3) Revised Preliminary Proxy Statement.

   (d)(4) Form of Proxy (included in the Revised Preliminary Proxy Statement filed as Exhibit (d)(3) hereto).

   (d)(5) Press Release issued by the Company and Imperial Credit regarding the Merger Agreement, dated July 22, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Imperial Credit on July 26, 1999).

   (e) Not Applicable.

   (f) Not Applicable.
--------
 ** Previously filed as the similarly numbered exhibit to the Rule 13e-3
    Transaction Statement on Schedule 13E-3 filed by Imperial Credit, Merger Sub and the Company with the Securities and Exchange Commission on October 21, 1999.

*** Previously filed as the similarly numbered exhibit to the Rule 13e-3
    Transaction Statement on Schedule 13E-3 filed by Imperial Credit, Merger Sub and the Company with the Securities and Exchange Commission on December 22, 1999.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000.

                                          IMPERIAL CREDIT INDUSTRIES, INC.,
                                          a California corporation

                                                /s/ Irwin L. Gubman
                                          By: _________________________________

                                                    Irwin L. Gubman

                                               General Counsel and Secretary

                                          ICCMIC ACQUISITION CORP.,
                                          a Maryland corporation

                                                /s/ Irwin L. Gubman
                                          By: _________________________________

                                                    Irwin L. Gubman

                                                       Secretary

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000.

                                          IMPERIAL CREDIT COMMERCIAL
                                          MORTGAGE INVESTMENT CORP.,
                                          a Maryland corporation

                                                  /s/ Norbert Seifert
                                          By: _________________________________
                                                      Norbert Seifert
                                               General Counsel, Senior Vice-
                                                  President and Secretary

                               INDEX TO EXHIBITS

                                                                   Sequentially
 Exhibit                                                             Numbered
 Number                        Description                             Page
 -------                       -----------                         ------------
 (a)     Not Applicable.
 (b)(1)  Fairness Opinion of Prudential Securities Incorporated
          dated July 22, 1999 (incorporated by reference to
          Appendix B to the Revised Preliminary Proxy Statement
          filed as Exhibit (d)(3) hereto).
 (b)(2)  Valuation Opinion of Robert A. Stanger & Co., Inc.**
 (b)(3)  Valuation Opinion of Houlihan Lokey Howard & Zukin
          Financial Advisors, Inc.**
 (b)(4)  Valuation Opinion of Eastdil Realty Company, L.L.C.***
 (b)(5)  Presentation of Prudential Securities Incorporated to
          the Special Committee of the Board of Directors of
          ICCMIC regarding Project Gemstone, dated June 25,
          1999.***
 (b)(6)  Management Termination Agreement Fee Valuation of
          Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
          dated September 10, 1999.***
 (b)(7)  Report of Robert A. Stanger & Co., Inc. to the Special
          Committee of the Board of Directors of ICCMIC dated
          September 13, 1999.***
 (b)(8)  Presentation of Prudential Securities Incorporated to
          the Special Committee of the Board of Directors of
          ICCMIC dated September 28, 1999.***
 (b)(9)  Presentation of Prudential Securities Incorporated to
          the Special Committee of the Board of Directors of
          ICCMIC dated October 12, 1999.***
 (c)     Merger Agreement, originally dated July 22, 1999, as
          amended October 29, 1999 and February 7, 2000, among
          the Company, Merger Sub and Imperial Credit
          (incorporated herein by reference to Appendix A to the
          Revised Preliminary Proxy Statement filed as Exhibit
          (d)(3) hereto).
 (d)(1)  Letter to Stockholders (included in the Revised
          Preliminary Proxy Statement filed as Exhibit (d)(3)
          hereto).
 (d)(2)  Notice of Special Meeting of Stockholders (included in the Revised Preliminary Proxy Statement filed as
          Exhibit (d)(3) hereto).
 (d)(3)  Revised Preliminary Proxy Statement.
 (d)(4)  Form of Proxy (included in the Revised Preliminary
          Proxy Statement filed as Exhibit (d)(3) hereto).
 (d)(5)  Press Release issued by the Company and Imperial Credit regarding the Merger Agreement, dated July 22, 1999
          (incorporated by reference to the Current Report on
          Form 8-K filed by Imperial Credit on July 26, 1999).
 (e)     Not Applicable.
 (f)     Not Applicable.

--------
 ** Previously filed as the similarly numbered exhibit to the Rule 13e-3
    Transaction Statement on Schedule 13E-3 filed by Imperial Credit, Merger Sub and the Company with the Securities and Exchange Commission on October 21, 1999.

*** Previously filed as the similarly numbered exhibit to the Rule 13e-3
    Transaction Statement on Schedule 13E-3 filed by Imperial Credit, Merger Sub and the Company with the Securities and Exchange Commission on December 22, 1999.